Tea Leaf Management Investment Trust

Amendment No. 1 to the Agreement and Declaration of Trust

Action by Written Consent of Sole Trustee of Tea Leaf Management Investment Trust

The undersigned, being the sole Trustee of the Tea Leaf Management Investment Trust(the "Trust"), a business trust organized under the laws of the State of Ohio, hereby consents to the action taken as set forth in the resolution below and agrees that, such resolution shall have the same force and effect as if the action herein referred to had been adopted at a timely called and duly held meeting of the Board of Trustees of the Trust and directs that this written consent to such action be filed with the minutes of the proceedings of the Board of Trustees of the Trust.

RESOLVED, that pursuant to Section 4.1 of the Agreement and Declaration of Trust of the Tea Leaf Management Investment Trust, the sole Trustee hereby amends in its entirety the first paragraph of Section 4.2 to read as follows:

"Without limiting the authority of the Trustee(s) set forth in Section 4.1 to establish and designate any further Series, the Trustee(s) hereby establish and designate one Series of Shares: "TeaLeaf Long/Short Deep Value Fund".  The Shares of this Series and any Shares of any further Series or Class that may from time to time be established and designated by the Trustee(s) shall (unless the Trustee(s) otherwise determine with respect to some further Series or Class at the time of establishing and designating the same) have the following relative rights and preferences:"

/s/ Adam M. Hutt

Dated as of: July 31, 2012

Adam M. Hutt

Trustee